Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

September 15, 2022

Re:	Emerging Fuels Technology, Inc.
Amended Offering Statement on Form 1-A
File No. 024-11598

Ladies and Gentlemen:

On behalf of Emerging Fuels Technology, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 P.M., Eastern Time, on Monday, September 19, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Kenneth L. Agee

Kenneth L. Agee

Chief Executive Officer

Emerging Fuels Technology, Inc.

Cc:  Jeanne Campanelli

CrowdCheck Law LLP